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17018522

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samuel A. Ramirez & Co, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, 29th Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Kick 212-248-3847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave, Floor 3 (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO
Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

SAMUEL A. RAMIREZ & COMPANY, INC.

SEPTEMBER 30, 2017

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Samuel A. Ramirez & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc. as of September 30, 2017. This financial statement is the responsibility of Samuel A. Ramirez & Company, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. as of September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.



Crowe Horwath LLP

New York, New York
November 29, 2017

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

Cash	$	188,969
Deposit with clearing agent		500,000
Receivables from brokers, dealers and counterparties		4,277,796
Net trade date receivable		16,304,276
Marketable securities owned, at fair value		80,458,926
Due from affiliate		2,236,923
Due from related parties		857,527
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,307,925		1,807,273
Other assets		2,079,846
Prepaid taxes		87,001
Deferred income taxes		468,987
Total Assets	$	109,267,524

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	29,926,061
Accrued expenses and other liabilities		12,557,028
Due to clearing agent		32,844,108
Due to affiliate		106,340
Total Liabilities		75,433,537
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		12,944,315
Retained earnings		20,887,254
Total Stockholder's Equity		33,833,987
	$	109,267,524

See notes to the statement of financial condition.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), a wholly owned subsidiary of SAR Holdings, Inc., (its "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent, and accordingly the Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash at year end consists of bank deposits with large financial institutions. From time to time, the cash deposits may exceed federal deposit insurance levels.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions. All securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

Securities owned and securities sold, not yet purchased are recorded on trade date for regular way settlement transactions. Amounts receivable or payable related to regular way unsettled securities transactions are presented net on the Statement of Financial Condition.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2017, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2017. Securities sold, not yet purchased consist of obligations of the United States Treasury.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Included in marketable securities owned at September 30, 2017 are obligations of the following states and jurisdictions:

State of California*	$	23,866,031
State of New York*		16,523,490
State of New Jersey*		7,132,972
State of Illinois*		5,490,102
State of Missouri*		4,709,293
State of Texas*		4,534,793
Other States**		17,567,279
Total:	$	79,823,960

* Includes various subdivisions and authorities
**Not any one State or jurisdiction greater than 5%

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurement,* which provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liabilities; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

There have been no changes in methodologies during the fiscal year ended September 30, 2017. The Company's municipal bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities owned, at fair value of $80,458,926 at September 30, 2017 consist of municipal obligations of various United States jurisdictions at $79,823,960, corporate obligations at $631,558 and quasi-agency securities guaranteed by the United States at $3,408. The municipal and corporate obligations are classified as Level 2 securities, and the quasi-agency obligations are classified as Level 1 securities. Securities sold, not yet purchased at fair value of $29,926,061 at September 30, 2017 consist of obligations of the United States Treasury and are classified as Level 1 securities.

Change in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of the deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we will be able to realize our deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which will reduce the provision for income taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company records uncertain tax positons in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement, with the tax authority.

The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2014.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated, for potential financial statement recognitions and/or disclosure, events subsequent to the date of this Statement of Financial Condition.

Accrued expenses and other liabilities consist primarily of year-end compensation accruals expected to be paid by January 31, 2018.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standard Board ("FASB") issued ASU 2016-02, "leases" that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. The guidance is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. We are closely monitoring FASB activity related to the new standard, and the impact on our financial statements of adopting ASU 2016-02 is currently being assessed by management.

3. DUE FROM/TO CLEARING AGENT

The payable to clearing agent at September 30, 2017 resulted from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company.

4. INCOME TAXES

The Company's net deferred tax asset for the year ended September 30, 2017 consisted of the following:

Deferred tax assets:	
Compensation accrual	$ 118,600
Medical insurance accrual	275,600
Deferred rent	88,700
Net operating loss carryforward	188,546
AMT credit	89,741
Total deferred tax assets:	761,187
Deferred tax liabilities:	
Basic difference for fixed assets	292,200
Total deferred tax liabilities:	292,200
Net deferred tax assets:	$ 468,987

The Company assesses the available positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing net deferred tax asset. A significant piece of objective positive evidence evaluated was the cumulative pre-taxable income incurred over the three fiscal year period ended September 30, 2017. Consequently, the Company did not record any valuation allowance against its net deferred tax asset as of September 30, 2017.

The Company follows FASB ASC 740 Income Taxes, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. As of September 30, 2017, the Company did not have any unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits related to uncertain tax positions to significantly change in the next 12 months.

5. DUE FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

As of September 30, 2017, the amount due from affiliates is noninterest-bearing due on demand and is due from the Parent in the amount of $2,231,033, and due from a wholly owned subsidiary of the Company's Parent in the amount of $5,890. The amount due from the Parent represents a note receivable balance in the amount of $1,900,000 and a receivable for taxes and miscellaneous expenses, in the amount of $331,033. On November 23, 2016 the note, which is noninterest bearing and required annual payments of $250,000, was amended effective in fiscal year 2016 to provide for principal payments annually based on annual revenues of an affiliate within various payment tiers of $1 million ranging up to $6 million. The minimum payment in any year is $100,000

5. DUE FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS (Continued)

and the maximum payment is $300,000. Payment of $100,000 for fiscal year 2017 was received on November 15, 2017.

As of September 30, 2017, a majority shareholder of the Parent had an advance outstanding of $150,000. The advance was collected on October 4, 2017.

On October 10, 2014, the Company loaned $1,000,000 to an entity that is owned by the majority shareholder of the Parent and a family member who is also a shareholder of the Parent. As of September 30, 2017, the remaining balance of the loan is $700,000. Interest on the loan is billed and collected annually. The company that is owned by the majority shareholder of the Parent and a family member jointly signed an amended agreement on September 29, 2016 from requiring annual payments of $500,000 over a two year period to annual payments of $250,000 over a four year period. On September 27, 2017, the agreement was amended to reflect annual payments of $100,000 for seven years and $50,000 for the final year. On October 3, 2017, the second half of the $100,000 installment was received from the entity.

Amounts due to an affiliate that is a wholly owned subsidiary of the Company's Parent represent shared employment and operating expenses and are noninterest bearing and due on demand. The total amount due at September 30, 2017 from the affiliate was $106,340.

On June 22, 2017, the Parent contributed additional capital in the amount of $9,216,340.

6. REVOLVING NOTE AND CASH SUBORDINATION AGREEMENT

On October 4, 2016, the Company repaid the $5,000,000 it drew down on September 30, 2016 from the Revolving Note and Cash Subordinate Agreement ("Revolver") it had in place with its clearing agent. In addition, the Company drew down and repaid a total of $37,000,000 from its Revolver during fiscal year 2017. On June 23, 2017, the Company was approved by FINRA for the termination of its $10,000,000 Revolver.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Florida, Illinois, Massachusetts, Puerto Rico and Texas under leases expiring on various dates through March 31, 2027. The minimum annual rentals, exclusive of real estate taxes, utilities and labor wage rate escalations in excess of the base year, are as follows:

7. COMMITMENTS AND CONTINGENCIES (Continued)

Fiscal year ended September 30,

2018	$ 1,594,829
2019	1,570,078
2020	1,507,831
2021	1,430,624
2022	1,501,614
2023 and thereafter	7,355,645
	$14,960,621

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome by any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments and delayed settlement transactions. Transactions relating to such underwriting commitments and delayed transactions settlement that were open at September 30, 2017 and were subsequently settled had no material effect on the financial statements as of that date.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital. The Company operates under paragraph 240.15c3-1(a)(1)(ii) – Alternative Standard for computing Net Capital. The minimum required net capital for the Company utilizing the Alternative Standard is $250,000.

On September 30, 2017, the Company's net capital of $24,540,711 exceeded minimum required net capital of $250,000 by $24,290,711.